WITHDRAWAL OF FORM 1-A (AS AMENDED)

BLOCKSTACK TOKEN LLC

111 TOWN SQUARE PLACE, SUITE 1203

JERSEY CITY, NEW JERSEY 07310

July 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blockstack Token LLC Withdrawal of Form 1-A, as amended File No. 024-10986

Ladies and Gentlemen:

On behalf of Blockstack Token LLC, a Delaware limited liability company (“Company”), we hereby request that the offering statement on Form 1-A, as amended (File No. 024-10986) (the “Form 1-A”) as filed with the Securities and Exchange Commission (the “Commission”) be withdrawn effective immediately. The Company is seeking withdrawal of the Form 1-A because the Company’s parent, Blockstack PBC, a Delaware public benefit corporation (“Blockstack PBC”), determined to act as issuer in the Company’s place in the offering of Stacks Tokens that the Company was seeking to have covered by the Form 1-A, pursuant to a separately filed offering statement (which, for avoidance of doubt, has been qualified by the Commission and which the Company is not seeking to have withdrawn).  No securities have been sold pursuant to the Form 1-A.

Accordingly, we request that the Commission consent to the withdrawal of the Form 1-A effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding this request for withdrawal, please contact Ben Dickson by telephone at (206) 883-2568.

BLOCKSTACK TOKEN LLC

/s/ Muneeb Ali
Muneeb Ali
Managing Partner

July 18, 2019